Exhibit 99.1

Creating a Premier, Global Precious Metals Miner Investor presentation February 2017 1

Disclaimer Additional Information and Where to Find It This presentation does not constitute the solicitation of any vote, proxy or approval. In connection with the proposed transaction, Sibanye Gold (“Sibanye”) intends to post to its shareholders a JSE Limited (“JSE”) Category 1 circular subject to the approval of the circular by the JSE and Stillwater Mining Company (“Stillwater”)has filed with the Securities and Exchange Commission (the “SEC”) relevant materials, including a proxy statement. The JSE Category 1 circular and other relevant documents will be sent or otherwise disseminated to Sibanye’s shareholders and will contain important information about the proposed transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE JSE CATEGORY 1 CIRUCLAR AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement and other relevant documents will be sent or otherwise disseminated to Stillwater’s shareholders and will contain important information about the proposed transaction and related matters. SHAREHOLDERS OF STILLWATER ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, Sibanye shareholders may obtain free copies of the JSE Category 1 circular by going to Sibanye’s website at www.sibanyegold.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC's website (http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater’s website at www.stillwatermining.com. Participants in the Solicitation Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye’s and Stillwater’s respective shareholders in connection with the proposed transaction. Sibanye’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended December 31, 2015, which was filed with the SEC on March 21, 2016. Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in Stillwater’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 22, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement that Stillwater has filed with the SEC. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. Forward Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this presentation, for example, statements related to expected timings of the transactions (including completion), potential transaction benefits (including financial re-ratings), pricing expectations, levels of output, supply and demand, information related to the Blitz Project, and estimations or expectations of enterprise value, EBTIDA and net asset values, are forward-looking statements. The forward-looking statements set out in this presentation involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye and Stillwater, that could cause Sibanye’s or Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, without limitation: Sibanye’s or Stillwater’s ability to complete the proposed transaction; the inability to complete the proposed transaction due failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the Merger Agreement; Sibanye’s ability to successfully integrate the acquired assets with its existing operations; Sibanye’s ability to achieve anticipated efficiencies and other cost savings in connection with the transaction; Sibanye’s ability to implement its strategy and any changes thereto; Sibanye’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium. These forward-looking statements speak only as of the date of this presentation. Neither Sibanye nor Stillwater undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. 2

Overview and strategic recap

Corporate overview Share information as at 9 February 2017 * Source: J.P.Morgan Cazenove, January 2017 Shareholder geographic distribution* China South Africa USA Luxembourg United Kingdom Europe excl UK Others 28% 36% 4% 6% 5% 2% * Source: J.P.Morgan Cazenove, January 2017 A FTSE/JSE Top 40 and global, leading precious metals company 4 Contact details Libanon Business Park 1 Hospital Road (off Cedar Avenue), Westonaria, 1779 South Africa Neal Froneman CEO Tel: +27 11 278 9600 e-mail: neal.froneman@sibanyegold.co.za James Wellsted Investor Relations Tel: +27 11 278 9656 e-mail: james.wellsted@sibanyegold.co.za Shares in issue Shares in ADR form 929 004 342 231 251 086 Market cap R28 billion (US$2.09 billion) Listings • JSE Limited share code: SGL • New York Stock Exchange ADR programme share code: SBGL Debt at 30 June 2016 R5.3 billion (US$375 million) of R10.1 billion term and revolving facility Major Sibanye Gold shareholders * Gold One Limited 19.96% Public Investment Corporation 8.28% Van Eck Associates Corporation 5.99% Old Mutual 4.50% Black Rock Inc 3.75%

Location of current operations ZIMBABWE Mimosa Rustenburg operations Platinum Mile Kroondal South Rand project (Burnstone) West Wits operations and projects: • Cooke • Driefontein • Kloof • WRTRP Free State operations and projects • Beatrix • Beisa project • Bloemhoek project • De Bron Merriespruit project • Hakkies project • Robijn project Key Bushveld Complex Great Dyke Witwatersrand Basin Platinum operations Gold operations SOUTH AFRICA A sizeable and consolidated regional presence 5 JOHANNESBURG

Global gold and PGM rankings 2015A 4E Production1,4 (Moz) 2015 Production (Moz) Barrick 6.1 Newmont AngloGold Gold Corp Kinross Newcrest Gold Fields Agnico-Eagle Source: Bloomberg, Companies’ disclosures, Broker reports Notes: 1. 2. 3. 4. 5. Platinum, palladium, rhodium and gold (together referred to as 3E+Au or 4E). Sibanye related data includes Rustenburg Operations and Aquarius Reserves and resources are latest reported by the companies and are on an attributable basis; resources include reserves Prior to conclusion of the latest PSA agreement with Aquarius Based on broker consensus Aquarius reserves and resources include 50% of the Kroondal PSA extension; Total Resources also include managed resources from projects and Blue Ridge A top ten gold and PGM producer 6 5.0 4.0 3.5 2.6 2.4 2.1 1.7 Sibanye 1.5 Yamana 1.3 AMPLATS-ex Rustenburg Mines Norilsk Nickel Implats Lonmin 3.6 3.3 2.2 1.2 Sibanye (Rustenburg + Aquarius) 1.1 (of which 0.7Moz is platinum) Northam RBPlats 0.4 0.3

Our core purpose SIBANYE’S MINING IMPROVESLIVES SIBANYE’S MINING IMPROVES LIVES

Our vision

Sibanye

SUPERIOR VALUE CREATION
FOR ALL OUR STAKEHOLDERS

Through mining our multi-commodity resources in a safe and healthy environment


COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

Sibanye cares 5

Value creation focus  Continue to drive operational excellence on existing asset base – A proven operating model – Robust cash flow – Strong balance sheet Investing in organic growth projects in the Gold Division   Growth through value accretive transactions – PGM sector a logical step – – – Aquarius acquisition (2016) Rustenburg acquisition (2016) Stillwater acquisition (2017) Utilising operational excellence to drive cash flow in complementary Gold-PGM platform 7

Gold Division operational track record 2 500 1750 1500 2 000 1250 1 500 1000 1 000 750 500 500 Gold Fields Sibanye Historical Forecast Production (koz) Gold Price ($/oz) AISC 50 40 28.4 30 20 10 0 Gold Fields Sibanye Turnaround effected and maintained 10 US$/oz Reserves (Moz) Annual gold production (koz) 45.1 31.0 37.535.2 25.7 19.7 21.5 13.5 200720082009201020112012 201320142015 200720082009201020112012 201320142015 2016

Gold division - Life of mine production profile 60 000 50 000 40 000 30 000 20 000 10 000 0 Note: Project profile is based on pre-feasibility and feasibility studies as at December 2015 Based on Reserves declared as at 31 December 2015 Assumptions: Gold price: R430,000/kg, Uranium R1,455/lb (real 2015 terms) Extending the operating life 11 kg 31,000kg (1Moz) 31,000kg (1Moz) Gold Fields plan Pre-feasibilities studies undertaken De Bron Beisa Pending capital approval WRTRP Projects in development Burnstone Below infrastructure projects Kloof Driefontein Surface reserves in LoM Kloof Driefontein Cooke Beatrix Underground reserves in LoM Kloof Driefontein Cooke Beatrix

Expanding PGM platform at attractive point in cycle  Rustenburg transaction: structured to minimise risk – – – Relatively low capital outlay upfront (R1.5bn upfront payment) Downside protection until 2019 Future payments ring-fenced to assets – upside and downside risk sharing  Aquarius transaction at favourable point in cycle providing opportunity to unlock  Realisation of operational and cost synergies to unlock future value Historic South Africa PGM transactions 20 18 Northam: Booysendal Afriore 16 14 12 10 Aquarius: Sibanye AQP Bid Implats: Avmin 8 6 4 2 0 0 100 200 300 400 500 600 700 (Deal Value US$ in Millions) Source: HSBC research - size of bubble represents resource size Low cost, material PGM acquisitions 8 (Deal Value: US$/Resource oz) Lonmin: Southern PlatinumLonmin: Implats: Marula Northam BEE: Zambezi Two Riversfor Booysendal AngloPlat:Eastplats:Sibanye: Rustenburg Union BEEHeibei Bokoni: Amplats

Operating and cost synergies targeted Turk # (undeveloped) School of Mines Aquarius Rustenburg Operations Care and maintenance Forecast R800m synergies per annum Driving value creation through realisation of regional and operating synergies 13 Shared services and central cost savings •Bathopele/Kroondal shared services optimised •Rustenburg and Kroondal training •Regional, central and shared services •Corporate overheads reduced Direct cost savings at operations •Best practice operational benchmarking •Economies of scale benefits Operating synergies •Removal of mine boundaries results in optimised mine plans and underground infrastructure •Optimising plant utilisation and surface ore flow

What differentiates Sibanye Significant free cash generation – underpins dividend commitment Delivery of superior, sustainable returns to shareholders Primary South Africa focused – understand the operating environment A track record of environmentally responsible, sustainable, operational delivery Recognise importance of all stakeholders in delivery of sustainable success • • • • • Uniquely positioned in industry 14

Industry leading relative dividend yield Current dividend yield (last twelve months (LTM) dividends paid) 5.9% 5.3% 1.5% 1.5% 0.9% 0.8% 0.8% 0.8% 0.6% 0.4% 0.5% 0.4% Source: Factset and company filings. Market data as of 30 January 2017 Note: 1. Dividend yield calculated using actual dividend paid and average share price for the period, since public listing Cumulative R3.5bn (US$298m) dividends since listing – 35% of listing value in 3.5 years 6 Sibanye 1 Sibanye Avg. since IPO Gold Fields Harmony Acacia Gold Corp Randgold Agnico-Eagle Yamana Barrick Newcrest Newmont

Stillwatertransaction overview

Our PGM view is positive over the long-term Platinum: net market balance (koz) vs. price¹ Despite recent conservative outlooks, we believe the PGM market fundamentals remain robust 1 500 1 000 500 0 -500 -1 000 -1 500 -2 000 -2 500 -3 000 2 000  SA supply expected to regress from 2020E onwards 1 500 – Industry-wide capex and production cuts already enforced – SA platinum supply unlikely to return to pre Global financial crisis levels, when it peaked at 5.3moz in 2007 1 000 500  Historically significant secondary supply growth being eroded by prevailing commodity prices 0 2007A 2012A 2017E 2022E – A material near term secondary supply recovery is not anticipated Palladium: net market balance (koz) vs. price¹  Auto sales volumes continue to rise even in diesel markets 2 500 2 000 1 500 1 000 500 0 -500 -1 000 -1 500 -2 000 -2 500 900 800 700 600 500 400 300 200 100 0 Deficit drawdowns and working capital cycle underpin a return to sustainable basket prices over the medium term  Despite a weaker platinum outlook compared to palladium above ground stocks should normalize by 2018 We remain fundamentally bullish with palladium set for material deficits and platinum following suit 2007A 2012A 2017E 2022E Source: Johnson Matthey, WPIC, broker consensus estimates Note: 1. Price forecasts in real terms Despite near-term headwinds, long-term fundamentals remain robust 12 Surplus / Deficit (koz)Ex-ETF market balance Pall Price (US $ / oz) (rhs) Surplus / (Deficit)Ex-ETF market balance Pt Price (US $ / oz) (rhs)

Transaction summary issue Source: Factset as of 8 December 2016 Note: 1. US anti-trust condition with respect to HSR Act clearance has been satisfied as announced on 19 January 2017. South African Reserve Bank (“SARB”) and Committee on Foreign Investment in the United States (“CFIUS”) filings have been submitted on schedule The Transaction has received strong initial Sibanye shareholder support 13 Consideration  $18.00 per share in cash, or $2.2bn for all outstanding common stock of Stillwater  23% premium to prior day close; 20% premium to 20-day VWAP as of 8 December  Financing: $2.7bn bridge financing from Citi and HSBC Conditions precedent for the Transaction  Sibanye shareholder approval –Majority of votes cast to approve the acquisition of Stillwater –75% of votes cast to approve the issuance of new shares for contemplated rights  Stillwater shareholder approval (majority of votes outstanding)  Customary South African and U.S. regulatory approvals1  No material adverse change Sibanye shareholder support  Gold One and the PIC have indicated support for the Transaction in principle Deal protection  Stillwater subject to non-solicitation covenants with customary “fiduciary out” exemptions  A right in favour of Sibanye to match any superior proposal  A termination fee of 0.75% of Stillwater equity value  A reciprocal termination fee of 1.50% of Stillwater equity value to Stillwater

Expected transaction timeline Transaction timeline  9 December 2016: Transaction announcement  Conditions precedent satisfied, or waived, including regulatory approvals  Proxy / circular dispatched to Sibanye and Stillwater shareholders Sibanye and Stillwater shareholder meetings held to approve transaction1   Transaction closing  Rights offering executed  Debt offerings executed Note: 1. For Sibanye, Transaction conditional on approval of the acquisition and the rights issue Expected closing in Q2 2017 following customary regulatory and stakeholder approvals 14 Post-Closing 1HY 2017

Stillwater’s tier 1 assets

Portfolio of low cost assets with growth potential

Sibanye

STILLWATER MINING COMPANY

Stillwater Mining Company

- Headquarters: Colorado, USA
- Employees: c.1,400
- Trading: NYSE (SWC)
- 2015 Revenue: $726m
- 2015 Operating cash flow: $110m

Operating

- **Stillwater Mine (Montana, USA)**
  - 2016 2E PGM production: 330 koz[1]
  - 9m 2016 PGM cash cost[2]: $428/oz[3]
  - 2E PGM reserves: 8.8 moz @19.7 g/t
  - Est. mine life: 25+ years
- **East Boulder Mine (Montana, USA)**
  - 2016 2E PGM production: 210 koz[1]
  - 9m 2016 PGM cash cost[2]: $441/oz[3]
  - 2E PGM reserves: 11.1 moz @13.4 g/t
  - Est. mine life: 25+ years

Recycling

- **Smelter and base metals refinery**
- **Recycling facility** for:
  - Ceramic automotive catalysts
  - Petroleum catalysts
  - Industrial PGM catalysts
  - Other PGM-containing materials
- 2015 recycling volumes fed:
  - 551 koz (Pt, Pd, Rh)

Growth opportunities

- **Blitz Project**
  - Estimated first production: early 2018
  - Steady state production by 2021
  - 2E PGM production: 270-330 koz
  - Total capital: c. $250m
  - Remaining capital: c. $150m[4]
  - Est. mine life: 35+ years
- **East Boulder Project**
  - PFS ongoing for a 150-200 koz mine
  - Provides further regional optionality
- **Altar Project**
  - Copper-gold project in Argentina
- **Marathon Project**
  - PGM-copper project in Canada

Source: Company filings

Notes:

1. Based on Stillwater guidance and approximate production split year to date
2. Non-GAAP, please refer to appendix for definition
3. Total cash costs per PGM mined ounce, net of by-product and recycling credits
4. $75-95m to be spent to 1st production ($101m spent to date as of Q3 2016)

A tier one PGM producer

16

Significant untapped resources along strike of orebody Geographic location Complex, Billings Recycling Facilities 89 Boulder Absarokee 310 Source: Company filings Significant expansion opportunity with 45km orebody strike 17 191 Yellowstone 87 Laurel Sweet Grass Big Timber 89 Metallurgical 90 LivingstonMcLeod Columbus East Mine NYE Fishtail212 Big Horn Carbon Park StillwSatetriMllinwe ater MineRed Lodge 78 419 420 298 72

Creating a mine-to-market business Metallurgical complex overview Geographic location       Smelter and base metal refinery located in Montana Processes mined and recycled materials Provides unique insight into secondary market Becoming fully integrated mine-to-market Includes processing & sampling facility with assay lab Expansion potential with modest additional capital Absarokee 212 Fishtail Big Horn Process flow Mining Base Metal Refinery Precious Metal Refinery 99.95% Purity Sponge Smelter Quarterly recycling volumes (PGM recycled ounces fed) PGM Recycling Converter Matte Granulated and Transferred to Refinery By-products NI & CU Removed, Creating PGM-rich Filter Cake Third Party – Johnson Matthey Marketed and Sold to Customers 175,000 Recycling facility overview: expansion potential     Advanced PGM recycling operations Produces palladium, platinum and rhodium Record 175k PGM1 recycled ounces fed in Q3 2016 Since 2009, recycling volumes have grown consistently Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Source: Company filings Note: 1. Platinum + Palladium + Rhodium Providing insight into the secondary market 18 169,000 161,000 151,000 154,000 130,000 116,000 108,700 191 Yellowstone 87 Billings plex, ies Laurel Sweet Grass Stillwater Big Timber 89 Metallurgical Com 90 LivingstonMcLeod Recycling Facilit Columbus East Boulder 89Mine NYE 310 Carbon Park Stillwater Mine Red Lodge 78 419 420 298 72

Transaction rationale

Strong transaction rationale Value accretive, per detailed management due diligence   Positioning the Platinum Division further down the global cost curve, with potential for further cost reductions  Enhancing cash flow generation to sustain industry-leading dividend  Improving access to lower-cost global financing  Balancing the portfolio operationally and geographically with the addition of world class assets in an attractive mining jurisdiction Enhancing the investment case 20

Building a premier global gold and PGM mining company

Sibanye

Sibanye PGM Division Ranking

2015A Palladium Production (moz)



Norilsk [3]
By-product only
2.7
Amplats [2]
1.3
Sibanye (Pro Forma) [4]
0.8
1.0
Impala
0.8
Sibanye [5]
(pre-transaction)
0.4
Lonmin
0.4
Northam
0.1
RBPlats
0.1

2015A 4E Production[1] (moz)



Amplats [2]
3.6
Norilsk [3]
By-product only
3.3
Impala
2.2
Sibanye (Pro Forma) [4]
1.7
2.0
Lonmin
1.2
Sibanye [5 6]
(pre-transaction)
1.1
Northam
0.4
RBPlats
0.3

Sibanye Gold Division Ranking

2015A Gold Production (moz)



Barrick
6.1
Newmont
5.0
AngloGold
4.0
Gold Corp
3.5
Kinross
2.6
Newcrest
2.4
Gold Fields
2.1
Polyus
1.8
Agnico-Eagle
1.7
Sibanye
1.5

Includes Blitz at full ramp-up by 2021/22 (270-330koz 2E)[7]

Source: Company filings

Notes:

1. Platinum, palladium, rhodium and gold (together referred to as 3E+Au or 4E). Stillwater data on a 2E basis
2. Exclusive of Rustenburg Mine
3. Includes PGM by-products only
4. Rustenburg + Aquarius + Stillwater. Rustenburg as publicly disclosed in December 2015; Aquarius Platinum as publicly disclosed in June 2015 and depleted based on actual production to reach December 2015 figures
5. Pro forma for Rustenburg and Aquarius acquisitions
6. Excludes Gold division
7. Prill split assumed to be same as 9m'16 for Stillwater's current mining operations

Positioned globally as a top 5 PGM producer and top 10 gold producer

21

Quality growth and sustainability Expected Gold and PGM LoM production plan (next 20 years) ounces 4 000 000 Sibanye, Gold Rustenburg + Aquarius, PGM 3 500 000 Stillwater ex. Blitz, PGM 3 000 000 Blitz first 5 years, PGM Blitz ramped up, PGM 2 500 000 Gold Fields plan, Gold 2 000 000 1 500 000 1 000 000 500 000 Gold Fields plan 0 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 Source: Company guidance Complementary gold and PGM production profiles 22

World class assets in an attractive mining jurisdiction High grade (20g/t), palladium biased (78% palladium), long life (+25 years), low-cost(>$500/2E oz),mechanised, operations   Near term, organic and low-cost growth through the Blitz Project  A mine-to-market PGM business  Large PGM recycling business provides a steady margin and strategic insight into the market  Further operational optimisation potential practices” through transfer of “best Positions Sibanye as a premier global gold and PGM mining company 23

Stillwater assets high-grade and long-life PGM Assets by Reserve Grade and LoM (based on published reserves) Sibanye PGM mines Stillwater PGM mines Other PGM Assets include: 60             Amandelbult Section Bafokeng-Rasimone Bokoni Impala Marikana Modikwa Mogalakwena Pilanesberg Two Rivers Union Section Zimplats Zondereinde 50 40 30 Mine 20 Kroondal 10 Blitz mine life expected to extend to 35+ years as further drilling expands current reserves 0 0 1 2 3 4 5 6 7 8 9 101112131415161718192021 Grade g/t 4E Source: Company filings. LoM as stated in company annual reports Stillwater’s portfolio is long-life and significantly higher grade than other major players 24 LoM years (as defined by reserves) East BoulderStillwater Rustenburg Mimosa Blitz

Low-cost assets Stillwater All-in-Sustaining costs (“AISC”)1 and realised prices ($/oz) rate benefits 1 000 950 900 850 800 750 in 700 650 600 550 500 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Mid-term target (after Blitz ramp-up) AISC Realised basket price (Pt/Pd) Source: Company filings Note: 1. Non-GAAP financial measure, please refer to appendix for definition Track record of continuous operating efficiency in-line with Sibanye’s culture of cost management 25 AISC marg improving Mid-to-high $500’s/oz Cost reduction drivers; No exchange • Increased mechanisation • Further infrastructure development • Improved safety and productivity • Staffing reorganization • Supplier negotiations

Moving Sibanye Platinum down the cost curve Global PGM Cash cost + Capex curve (CY16E - At spot) Cumulative Semi-Annual Production (koz) 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 5,500 6,000 6,500 7,000 7,500 8,000 8,500 2,000 2,000 1,750 1,750 down the PGM cost curve 1,500 1,500 1,250 from realisation of synergies 1,250 1,000 1,000 750 750 500 500 250 250 - - Other Assets Stillwater Sibanye Spot PGM Basket Price Source: Nedbank Research, Company filings Stillwater’s low-cost position expected to drive through-the-cycle cash flows 26 Cash Cost and Basket Price (US$/oz) Stillwater Mine Platinum Mile Mine East Boulder Mine Two Rivers (ARM / IMP) Sylvania Dumps (SLP) Mogalakwena (AMS) Mototolo (GLEN / AMS) Zimplats (IMP) BRPM (RBP) Kroondal Mimosa Modikwa (ARM / AMS) Marikana (LMI) Marula (IMP) Amandelbult Section (AMS) Bokoni (ATL) Rustenburg Section Booysendal (NHM) Pandora (LMI / AMS) Zondereinde (NHM) Unki (AMS) Union Section (AMS) Impala Mine (IMP) Twickenham (AMS) Maseve (PTM) Moves Sibanye Pro-forma Further benefits between Rustenbur g and Kroondal

Strong culture fit Shared focus on stakeholder engagement and responsibility 27 Stillwater Employees and safety – Focus on proactive safety and health systems to reduce loss and promote improvement Environmental excellence – State-of-the-art systems and treatment facilities – Strive to exceed environmental standards – Signatory to a voluntary Good Neighbour Agreement with local community Community engagement – Sustained investment into local communities through donations to several local foundations – Provide access to higher education through scholarships Sibanye

Value analysis and financing plan

NAV accretive

Sibanye

Broker target share price for Stillwater vs. Offer price



$18.00 Offer Price
$17.49 Average
17.20
16.00
21.00
18.00
19.25
14.00
17.00
Nedbank 23-Nov-16
JPM 07-Nov-16
FBR 02-Nov-16
BMO 28-Oct-16
BoAML 28-Oct-16
GS 28-Oct-16
RBC 28-Oct-16
Management NAVPS Estimate[1]
Target price ($/sh)
Offer price ($/sh)
Target price avg. ($/sh)

Source: Broker research, FactSet, Bloomberg
Note: 1. Includes growth projects and assumes sustained operational efficiencies

Sibanye diligence suggests NAV opportunity beyond the average broker target price

29

Accretive transaction at favourable point in cycle  The Transaction is expected to be accretive to cash flow per share following the ramp up of the Blitz Project – Blitz Project under development, ramping up to expected steady state production of 270,000oz – 330,000oz by 2021 / 2022 Increase in low cost production from Blitz and reduced project capital is expected to drive total Stillwater AISC lower – – Commodity pricing in line with market consensus - allows for further cash flow enhancement in a commodity cycle upturn Stillwater Mined Production (2E oz) 1 000 000 800 000 600 000 400 000 200 000 0 Source: Company filings Note: Production profile, SWM and EB held at current production and company guidance on Blitz used to extrapolate to full production in 2022 Transaction meets Sibanye’s internal hurdles to deliver value to shareholders 30 2E oz 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Blitz Project East Boulder Mine Stillwater Mine Actual Forecast

Positions Sibanye shareholders for a potential re-rating Price / NAV2 (peer mean shown) Other geographically diversified precious metals companies currently trade at premiums to pure play South African gold peers 1.2x • • PGM producers trade at premium to gold producers in South Africa Sibanye 3 South African 4 PGM Miners International Gold 5 Miners Sibanye Pro forma 4E production by geography1 EV / 2017E EBITDA2 (peer mean shown) 31% 12.9x 69% Sibanye3 South African4 PGM Miners International Gold5 Miners USA Southern Africa Source: Factset and Broker research. Market data as of 30 January 2017 Notes: 1. 2. 3. 2015 Production for Stillwater (2E), Rustenburg (4E) and Aquarius (4E) Non-GAAP financial measure, please refer to appendix for definition Based on mean of select broker research 4. 5. Include Royal Bafokeng, Northam, Amplats, Impala Include Agnico-Eagle, Newcrest, Newmont, Goldcorp, Barrick, Yamana and Kinross Potential upside to current valuation multiples 31 3.4x 8.4x 0.9x 0.8x

Acquisition funding with equity raise  Transaction consideration funded by:  Sibanye’s will have concluded c.$2.8bn of acquisitions (including Stillwater) in relation to its PGM strategy since 2015 – all cash funded – $2.7bn bridge financing from Citi and HSBC to fund the transaction consideration and repayment of Stillwater debt – Acquired Aquarius Platinum for $294m (2016) Acquired Rustenburg Operations for $326m (2016) Announced acquisition of Stillwater for $2.2bn (2017) –  Permanent financing structure: – $0.3bn from existing Stillwater cash balance Capital market transaction post-closing o A rights issue of between $0.75bn and $1.3bn o New credit facilities and bonds Target long-term leverage below 1.0x EBITDA1 – –  Equity raised represents less than half of total capital committed to building a world class PGM business  Sibanye intends to maintain prudent balance sheet to support its industry-leading dividend policy –  Important to maintain a credit rating which allows for efficient cost of funding and market access Note: 1. Non-GAAP financial measure, please refer to appendix for definition Balanced acquisition funding plan preserves future flexibility 32

Rights offering supports capital structure flexibility

Sibanye

Net Debt[1] / Last twelve months (LTM) EBITDA[1]



PF Net Debt / 2017E EBITDA w/ $750m RO at January 2017 Average Spot Price and FX[4]
PF Net Debt / 2017E EBITDA w/ $1.3bn RO at January 2017 Average Spot Price and FX[4]
~2.9x
2.3x
2.1x
2.5x
~2.0x
1.9x
1.9x
1.6x
1.6x
1.5x
1.1x
<1.0x
0.9x
0.6x
0.5x
0.3x
NM
NM
Sibanye Pro Forma w/o Rights Offering[2]
Yamana
Goldcorp
Sibanye Pro Forma with $750m Rights Offering[2]
AngloGold
Newcrest
Gold Fields
Barrick
Newmont
Sibanye Long-Term Target
Kinross
Sibanye[3]
Agnico-Eagle
Harmony
Acacia
Randgold

Source: Company filings, FactSet

Note: Yamana, Goldcorp, Barrick, Newmont, Kinross, Agnico-Eagle, Acacia and Randgold LTM as of 30 September 2016. AngloGold, Newcrest, Gold Fields, Sibanye and Harmony LTM as of 30 June 2016

1. Non-GAAP financial measure, please refer to appendix for definition
2. Pro forma 2016 net debt excludes Burnstone debt and cash as well as fees and expenses related to the Transaction. Sibanye EBITDA annualised for the year ended 30 June 2016 and Pro forma for full year Rustenburg contribution
3. Excludes Burnstone debt and cash, as per mid year 2016 results presentation
4. January 2017 average price based on January 1st to January 30th 2017, PF net debt as of year end 2016 excludes Burnstone debt and cash and pro forma for transaction. PF2017E EBITDA pro forma for full year transaction impact

Funding plan focused on reaching long-term net leverage targets of <1.0x

33

Transaction Progress Has Been Positive To-Date Positive interaction with Stillwater workforce and key stakeholders immediately post-announcement • • Investor feedback during roadshows indicated general support and a preference for minimal financial gearing as a result of the Transaction • US anti-trust condition with respect to HSR Act1 has been satisfied as announced on 19 January 2017 • Remaining regulatory approvals (CFIUS and SARB) submitted and approvals pending • Bridge syndication process attracting significant interest Note: 1. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended 34

Conclusion

Key takeaways Transaction complements Sibanye’s strategic vision of creating a premier global gold and PGM mining company • Enhances the asset base - becoming a globally competitive South African mining champion • Being value accretive, per detailed management due diligence • Sibanye well positioned to take advantage of the long-term PGM market fundamentals • Appropriately/well priced for current stage in the commodity cycle • Financing structured to: • Ensure ability to maintain industry leading dividend • Provide access to low cost, global financing Positions Sibanye for a potential valuation re-rating 36

Conclusion “We believe that this is a transformative transaction at a positive time in the cycle. With world-class operating assets and resource base, we are creating a cash-generative, globally competitive, South African mining champion” - Neal Froneman, CEO of Sibanye Creating a premier, global precious metals miner 37

Questions 43

Appendix

Stillwater financials Source: Company filings Note: 1. Other includes: Losses on trade receivable and inventory purchases, (Gain) / loss on disposal of PP&E, Loss on long-term investments, Impairment of PP&E and non-producing mineral properties, Exploration, Proxy contest, Accelerated equity based compensation for change in control, Reorganization 45 $ in m, unless stated otherwise 2013a 2014a 2015a 9m ended Sep 16 2E mine sales, koz 509 542 507 415 PGM Recycled, koz 542 384 340 266 2E basket price, $/oz 887 934 774 679 AISC, $/PGM oz 813 784 709 609 Total Revenues 1,040 944 726 496 Mine production 479 536 416 299 PGM Recycling 561 402 310 197 Other 0 6 0 0 Total costs of metals sold 841 729 595 397 Mine production 314 333 294 209 PGM Recycling 527 391 301 189 Other 0 5 0 0 Total depletion, depreciation and amortization 59 67 65 56 Mine production 58 66 64 55 PGM Recycling 1 1 1 1 General and administrative 47 35 34 25 Others1 489 14 52 4 Operating income (loss) (397) 98 (20) 13 Net cash provided by operating activities 149 188 110 38 Capital expenditure (129) (120) (107) (62)

Stillwater mine Asset overview Geographic location 191 Stillwater Sweet Grass 87 89 Complex, Boulder NYE 212 Fishtail Mine Mine site overview M Reef Source: Company filings Notes: 1. Based on Stillwater guidance and approximate production split year to date 2. 840 claims subject to 5% NSR payable to Franco Nevada, 143 claims subject to 0.35% NSR payable to Mouat family and 115 claims subject to both royalties. Franco Nevada estimates that their NSR royalty currently covers 80-85% of the Stillwater mine reserves 46 Stillwater Mine Stillwater Mine Yellowstone Billings Laurel Big Timber Metallurgical 90 LivingstonMcLeod Recycling Facilities Columbus East 89Mine Absarokee 310 Big Horn Carbon Park StillwSatitlelrwMainteer Red Lodge 78 419 420 298 72 Ownership  100% Stillwater Location  J-M Reef, Montana Mining Statistics  Status:Producing  Mine type:Underground  Initial production:1986  2016E PGM production:330 koz1  2015A PGM production:320 koz  9m 2016 PGM cash cost:$428/oz (-16% y-on-y)  2015 same period:$507/oz  Est. mine life:25+ years Reserves  PGM reserves:8.8 moz (78% Pd)  Avg. PGM reserve grade: 19.7 g/t Infra-structure  Developed a 6.8 mile/10.9km-long UG segment of J- Mill and concentrator on site Geology  J-M Reef is the world’s highest grade PGM deposit  Succession of ultramafic to mafic rocks Royalty2  Franco-Nevada 5% NSR royalty  Mouat family 0.35% NSR royalty

East Boulder mine Asset overview Geographic location 191 Stillwater Sweet Grass 87 Complex, Absarokee 212 Fishtail Big Horn Mine Mine site overview Source: Company filings Notes: 1. Based on Stillwater guidance and approximate production split year to date 2. 840 claims subject to 5% NSR payable to Franco Nevada, 143 claims subject to 0.35% NSR payable to Mouat family and 115 claims subject to both royalties. Franco Nevada estimates that their NSR royalty currently covers 80-85% of the Stillwater mine reserves 47 Stillwater Mine East Boulder Mine Yellowstone Billings Laurel Big Timber 89 Metallurgical 90 LivingstonMcLeod Recycling Facilities Columbus East 89 Boulder Mine NYE 310 Carbon Park StillwStailltweraMteirne Red Lodge 78 419 420 298 72 Ownership  100% Stillwater Location  J-M Reef, Montana Mining Statistics  Status:Producing  Mine type:Underground  Initial production:2002  2016E PGM production:210 koz1  2015A PGM production:201 koz  9m 2016 PGM cash cost:$441/oz (-15% y-on-y)  2015 same period:$517/oz  Est. mine life:25+ years Reserves  PGM reserves:11.1 moz (78% Pd)  Avg. PGM reserve grade: 13.4 g/t Infra-structure  Developed 3.2 mile/5.1km strike extent of J-M Reef  Mill and concentrator on site Geology  J-M Reef is the world’s highest grade PGM deposit  Succession of ultramafic to mafic rocks Royalty2  Franco-Nevada 5% NSR royalty  Mouat family 0.35% NSR royalty

Blitz project Asset overview Mine site overview 2,100m 2,400m PGM 56E10.4 40546 20.9ft @ 1.70oz/t PGM 40547 14.4ft @ 1.19oz/t PGM 1,800m 40552 3.9ft @ 2.49oz/t PGM 40553 2.6ft @ 1.40oz/t PGM 40553 3.5ft @ 0.73oz/t PGM TBM Dr ntional 5 48 Source: Company filings MetersE 70,000’E 10,000’Feet Blitz Project3,000m Surface 56E 11.5 40593 0.8ft @ 7.14oz/t 40585 9.0ft @ 0.57oz/t 40589 1.2ft @ 1.76oz/t 56E 10.7 40620 11.9ft @ 1.29oz/t PGM 40619 3.0ft @ 2.23oz/t PGM 40618 6.6ft @ 0.35oz/t PGM 56E 10.456E 10.756E 8,000’ PGM PGM 6,000’ 11.5 40553 12.3ft @ 1.36oz/t PGM 40548 8.0ft @ 1.00oz/t PGM 40571 2.4ft @ 2.78oz/t PGM 40555 4.9ft @ 0.69oz/t PGM 40547 8.4ft @ 0.34oz/t PGM 40554 1.4ft @ 2.06oz/t PGM 40554 3.4ft @ 0.81oz/t PGM 40553 3.4ft @ 0.71oz/t PGM ive ground Dr 4,000’ 1,200m 6 FWL Drive1,000 feet 300m illing Sample AreasV & H Scale Note: Intervals are Estimated True Widths. Stillwater Mine nve der Proven and Probable PGM Reserve Area (2015) Blitz Project AreaCo Mineralized Material OutlineUn Existing Mine Development Ownership  100% Stillwater Location  Beartooth Mountains, Montana Mining Statistics  StatusDevelopment  Mine type:Underground  Est. first production:Early 2018  Production target:270 – 330 koz 2E  Total capital spend:$250 million  Capital spend remaining:$150 million Project Update  Primarily growth production for the first decade  Crew for ore access moved to Blitz in August  Optionality to increase production rate and ramp up  Expected to reduce Stillwater’s average AISC  Drilling continues to demonstrate high grades  Project acceleration has potential to maximize NPV  Steady state production by 2021

Stillwater PGM reserves

Sibanye

	Stillwater Mine			East Boulder Mine			Total Montana Mines		
	Ore Tonnes[1] (000's)	Avg. Grade (g/t)	Cont. Ounces (000's)	Ore Tonnes (000's)	Avg. Grade (g/t)	Cont. Ounces (000's)	Ore Tonnes[1] (000's)	Avg. Grade (g/t)	Cont. Ounces (000's)
As of December 31, 2015									
Proven Reserves	2,947	20.39	1,932	2,388	13.78	1,055	5,334	17.40	2,987
Palladium		15.93	1,509		10.63	826			
Platinum		4.28	423		2.74	229			
Probable Reserves	10,978	19.55	6,900	23,115	13.37	10,024	34,093	15.36	16,924
Palladium		15.27	5,389		10.63	7,845			
Platinum		4.28	1,511		2.74	2,179			
Total Proven and Probable									
Reserves	13,924	19.70	8,832	25,503	13.40	11,079	39,427	15.64	19,911
Palladium			6,898			8,671			
Platinum			1,934			2,408			

Source: Company filings
Note: 1 Imperial (short tons) converted to metric (long tonnes)

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Near-term, low-cost growth Gold equivalent production1 (koz) In addition, Stillwater recycled c.400 koz in 2015A Remaining capex to be spent: c.$150m c.200 c.3,021 2012 2013 2014 2015 Aquarius 2015 Rustenburg 2015 Stillwater 2015 Pro Forma 2015 Blitz c.2021 / 2022 (expected) Pro Forma Blitz 2 Source: Company filings Notes: Sibanye Gold Sibanye PGM Stillwater PGM 1. 2. Au-eq production figures for Rustenburg, Aquarius and Stillwater calculated using 2015 average prices for illustration; Au:$1,159/oz, Pd:$690/oz, Pt:$1,055/oz and Rh:$954/oz 2015 pro-forma production plus Blitz run-rate production expected in 2021-2022 Blitz continues the Sibanye strategy of growth via quality assets with attractive returns 45 2 8212 821 2 474347 1 789 1 5891 536 1 430 1 220 253 685

Definitions Stillwater AISC*: All-In Sustaining Costs (Non-GAAP): This non-GAAP financial measure is used as an indicator from period to period of the level of total cash required by the company to maintain and operate the existing mines, including corporate administrative costs and replacement capital. The measure is calculated beginning with costs of metal sold - Mine Production, the Company's most directly comparable GAAP financial measure and adding to it the change in mined inventories, and adjusting for the by-product and recycling income credits, domestic corporate general and administrative costs (excluding any depreciation and general and administrative costs of foreign subsidiaries) and that portion of total capital expenditures associated with sustaining the current level of mining operations. Capital expendi tures, however, for Blitz and certain other one-time projects are not included in the calculation. When divided by the total recoverable PGM mined ounces produced in the respective period, All-In Sustaining Costs per PGM Mined Ounce Produced (Non-GAAP) provides an indication of the level of total cash required to maintain and operate the mines per PGM ounce produced in the period. Recoverable PGM ounces from produ ction are an indication of the amount of PGM product extracted through mining in any period. Because the objective of PGM mining ac tivity is to extract PGM material, the all-in cash costs per PGM mined ounce to produce PGM material, administer the business and sustain the operating capacity of the mines is a useful measure for comparing overall extraction efficiency between periods. This measure is affected by the total level of spending in the period and by the grade and volume of mined ore produced. Stillwater Cash costs*: • • Total Combined Cash Costs (Non-GAAP): This non-GAAP financial measure is calculated as total costs of metals sold - Mine Production adjusted for the change in mined inventories to calculate Total Combined Cash Costs before by-product and recycling income credits, (Non-GAAP). From this calculation, the Company deducts by-product and recycling income credits to arrive at Total Combined Cash Costs, net of by-product and recycling income credits. Total Combined Cash Costs is a measure of extraction efficiency. The Company use s this measure as a comparative indication of the cash costs related to production and processing in its mining operations in any pe riod. When divided by PGM ounces produced in the respective period, Total Combined Cash Costs, net of by-products and recycling income credits (Non-GAAP), measured for each mine or combined, provides an indication of the level of combined cash costs incurred per PGM ounce produced in that period. Stillwater Non-GAAP financial measures • For a full description and reconciliation of non-GAAP financial measures to GAAP financial measures, see Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures and the accompanying discussion in the Company's relevant 10Q or 10K results release. EBITDA: •EBITDA is earnings before interest, tax, depreciation and amortization, and is calculated as net operating profit before depreciation and amortisation NAV: • NAV is the value of the assets minus the value of liabilities Net Debt: • • Net debt represents borrowings and bank overdraft less cash and cash equivalents Borrowings are only those borrowings that have recourse to Sibanye and therefore exclude the Burnstone Debt. Borrowings exclude related party loans. *AISC and total cash cost definition sourced from Stillwater company filings 46